

07002146



SEC MAIL PROCESSING
RECEIVED
FEB 26 2007
WASH, D.C.
213
SECTION

ITED STATES
) EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42634

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DABBAH SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 EAST 46th STREET
(No. and Street)

NEW YORK	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(212) 697-9870
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FELDMAN SABLOSKY MASSONI & COMPANY
(Name — if individual, state last, first, middle name)

300 BUCKELEW AVENUE	JAMESBURG	NEW JERSEY	08831
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 22 2007
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVE DABBAH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DABBAH SECURITIES CORP., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ROBERT FISHER
Notary Public State of New York
No. 01FI1232555
Qualified in New York County
Commission Expires Oct. 31, 2009

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of [illegible] CASH FLOWS
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DABBAH SECURITIES CORP.

FINANCIAL REPORT

DECEMBER 31, 2006 AND 2005

DABBAH SECURITIES CORP.
TABLE OF CONTENTS

FSM
FELDMAN SABLOSKY MASSONI & COMPANY
Certified Public Accountants

300 Buckelew Avenue
Jamesburg, New Jersey 08831
(Tel) 732-521-5300
(Fax) 732-521-9119

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dabbah Securities Corp.
New York, New York

We have audited the accompanying balance sheets of Dabbah Securities Corp. as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Dabbah Securities Corp. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Feldman Sablosky Massoni & Company

Jamesburg, New Jersey
January 22, 2007

DABBAH SECURITIES CORP.
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Current Assets:		
Cash and cash equivalents	$ 300,607	$ 15,599
Marketable securities, at market value	948,508	1,469,929
Deposit with clearing broker	25,000	25,000
Commissions receivable	-	452
Other current assets	108,529	65,846
Due from officer	11,407	-
Total Current Assets	1,394,051	1,576,826
Property and Equipment, less accumulated depreciation of $231,595 and $212,457, respectively	80,212	99,350
Security Deposits	3,100	3,100
Total Assets	$1,477,363	$1,679,276

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Current Liabilities:		
Accounts payable	$ 15,473	$ 17,474
Accrued payroll and related liabilities	56	240
Due to broker	-	90,517
Securities sold but not yet purchased	485	1,335
Income taxes payable	300	300
Due to officer	-	113,593
Total Current Liabilities	16,314	223,459
Stockholder's Equity:		
Common stock, no par value; authorized 10,000 shares, issued and outstanding 3,000 shares	59,800	59,800
Additional paid-in capital	1,010,000	1,010,000
Retained earnings	391,249	386,017
Total Stockholder's Equity	1,461,049	1,455,817
Total Liabilities and Stockholder's Equity	$1,477,363	$1,679,276

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Revenues:		
Management fees	$53,191	$ 111,358
Commissions	99,324	161,586
Interest and dividend	19,524	11,152
Realized trading gains	289,201	408,941
Other income	19,907	35,101
	481,147	728,138
Expenses:		
Trading expenses and commissions	153,523	181,029
Officer's salary	-	49,000
Other salaries	12,000	12,000
Payroll taxes	1,186	4,915
Occupancy and equipment rental	49,613	69,667
Communications	38,524	25,005
Interest	2,968	19,019
Membership fees	62,135	62,495
License and registration fees	3,665	4,971
Professional fees	27,320	54,542
Other operating expenses	102,443	116,518
Depreciation	19,138	23,113
	472,515	622,274
Income before Provision for Income Taxes	8,632	105,864
Provision for Income Taxes	3,400	3,300
Net Income	$ 5,232	$ 102,564

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Shares	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balances - January 1, 2005	3,000	$ 59,800	$1,010,000	$283,453	$ 1,353,253
Net Income	-	-	-	102,564	102,564
Balances - December 31, 2005	3,000	59,800	1,010,000	386,017	1,455,817
Net Income	-	-	-	5,232	5,232
Balances - December 31, 2006	3,000	$ 59,800	$1,010,000	$391,249	$ 1,461,049

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash Flows From Operating Activities:		
Cash received from commissions and trading	$504,353	$1,076,671
Cash paid for trading, selling and administrative expenses	(638,406)	(581,761)
Interest and dividends received	19,524	11,152
Interest paid	(2,968)	(19,019)
Taxes (paid) received	6,084	-
Net Cash Provided by (Used in) Operating Activities	(111,413)	487,043
Cash Flows From Investing Activities:		
Inflows:		
Sale of marketable securities	521,421	-
Outflows:		
Purchase of marketable securities	-	(319,350)
Net Cash Provided by (Used in) Investing Activities	521,421	(319,350)
Cash Flows From Financing Activities:		
Outflows:		
Advances to officer	(11,407)	-
Repayment of officer loan	(113,593)	(185,000)
Net Cash Used in Financing Activities	(125,000)	(185,000)
Net Increase (Decrease) in Cash and Cash Equivalents	285,008	(17,307)
Cash and Cash Equivalents - Beginning of Year	15,599	32,906
Cash and Cash Equivalents - End of Year	$300,607	$ 15,599

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Reconciliation of Net Income to Net Cash Provided by (Used in) Operating Activities		
Net Income	$ 5,232	$ 102,564
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:		
Depreciation	19,138	23,113
(Increase) Decrease in:		
Commissions receivable	452	159
Other current assets	(42,683)	391,715
Increase (Decrease) in:		
Accounts payable	(2,001)	681
Accrued payroll and related liabilities	(184)	163
Due to broker	(90,517)	(32,687)
Securities sold but not yet purchased	(850)	1,335
Total Adjustments	(116,645)	384,479
Net Cash Provided by (Used in) Operating Activities	$ (111,413)	$ 487,043

See notes to financial statements.

Note 1 - The Company and Summary of Significant Accounting Policies:

The Company

The Company was organized as a corporation under the laws of Delaware on September 8, 1989, to function as a Broker Dealer. The Company's broker dealer registration was declared effective May 22, 1991.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of five to seven years. Maintenance and repair costs are expensed when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Other Current Assets:

Other current assets consist of the following:

	2006	2005
Equity in commodities future trading account:		
Amount due from broker	$ 42,192	$ 84,470
Open option contracts - at market	52,050	(6,100)
Net unrealized trading losses on open futures contracts	(3,787)	(40,092)
Prepaid expenses	18,074	27,568
	$108,529	$ 65,846

Note 3 - Securities Owned and Sold but Not Yet Purchased:

Marketable securities owned and sold but not yet purchased consist of U.S. obligations, which mature in less than one year, are held to maturity and valued at market, which approximates cost plus accrued interest.

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at market value, with the change in fair value during the period included in earnings.

Investments in securities are summarized as follows at December 31, 2006:

	Owned Fair Value	Sold But Not Yet Purchased
Trading Securities:		
Common stock	$ 300,145	$ —
Mutual fund	185,185	—
Options	—	485
	$ 485,330	$ 485
Held to Maturity:		
U.S. Obligations	$ 463,178	$ —

Note 4 - Property and Equipment:

Property and equipment consisted of the following at December 31, 2006 and 2005

	2006	2005
Computer equipment	$153,566	$ 153,566
Furniture and fixtures	72,834	72,834
Office equipment	5,145	5,145
Leasehold improvements	80,262	80,262
	311,807	311,807
Less: accumulated depreciation	231,595	212,457
	$ 80,212	$ 99,350

Depreciation expense for the years ended December 31, 2006 and 2005 amounted to $19,138 and $23,113, respectively.

Note 5 - Due To/From Officer:

As of December 31, 2006 and 2005, due to officer amounted to $-0- and $113,593, respectively. These advances are payable on demand without interest. As of December 31, 2006 and 2005, due from officer amounted to $11,407 and $-0-, respectively. These advances are due on demand without interest.

Note 6- Income Taxes:

Income tax expense for the years ended December 31, 2006 and 2005 consisted of the following:

	2006	2005
Current:		
Federal	$ —	$ —
State and local	3,400	3,300
Deferred	—	—
	$ 3,400	$ 3,300

No provision has been made for Federal and State income taxes due to the Company's election to be treated as an "S" corporation for Federal and State income tax purposes.

Note 7- Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2006 and 2005, the Company had net capital of $1,166,593 and $840,139, which was $1,066,593 and $740,139 in excess of its required net capital of $100,000 and $100,000, respectively. The Company's net capital ratio was 71.5 to 1 and 3.8 to 1, respectively.

Note 8- Commitments:

The Company is obligated under an office lease which expires in July, 2008 The lease requires the Company to pay real estate tax escalation and utilities. Future minimum lease payments are approximately as follows:

Year Ending December 31	
2007	$ 52,302
2008	30,950
Future Minimum Lease Payments	$ 83,252

Note 9- Fair Value of Financial Instruments:

In accordance with Statement of Accounting Standards No.107, the Company is required to disclose the fair market value of its financial instruments, which consist of cash and cash equivalents and marketable securities. The fair value of the marketable securities are disclosed in Note 3 and the cash and cash equivalents are their carrying amounts due to their short term nature.

FSM FELDMAN SABLOSKY MASSONI & COMPANY
Certified Public Accountants

300 Buckelew Avenue
Jamesburg, New Jersey 08831
(Tel) 732-521-5300
(Fax) 732-521-9119

INDEPENDENT AUDITORS' REPORT ON SYSTEM OF INTERNAL ACCOUNTING CONTROL

Board of Directors
Dabbah Securities Corp.
New York, New York

In planning and performing our audit of the financial statements of Dabbah Securities Corp. (the Company) for the year ended December 31, 2006, we considered its internal control structure, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by regulation 1.16 of the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance of such practices and procedures) followed by the Company, and we considered relevant to the objectives stated in regulation 1.16, in making the periodic computations of the minimal financial requirements pursuant to regulation 1.17 of the Commodity Exchange Act and the regulations thereunder.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 (d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them in future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding customer and firm assets, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purpose in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Commodity Futures Trading Commission, and other regulatory agencies, which rely on regulation 1.16 of the Commodity Exchange Act and should not be used for any other purpose.

Feldman Sablosky Massoni & Company

Jamesburg, New Jersey
January 22, 2007

DABBAH SECURITIES CORP.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 AND
RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT - PART II A
DECEMBER 31, 2006 AND 2005

	2006	2005
Computation of Net Capital Pursuant to Rule 15c 3-1		
Total Stockholder's Equity	$1,461,049	$1,455,817
Less:		
Prepaid expenses	18,074	27,568
Due from officer	11,407	-
Property and equipment	80,212	99,350
Security deposits	3,100	3,100
Haircut on firm trading account and investments	109,587	309,712
Commodity futures contracts and spot commodities - proprietary capital charges	72,561	175,948
Add:		
Option adjustment	485	-
Net Capital	$1,166,593	$ 840,139
Computation of Basic Net Capital Requirements:		
Aggregate Indebtedness	$ 16,314	$ 223,459
Minimum Net Capital required based on aggregate indebtedness	$ 1,020	$ 13,966
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Net Capital Requirement	$ 100,000	$ 100,000
Excess Net Capital	1,066,593	740,139
Net Capital	$1,166,593	$ 840,139
Reconciliation of Net Capital with Focus Report - Part II A:		
Focus Report - Part II a:		
Excess Net Capital	$1,066,593	$ 740,139
Net Capital Requirement	100,000	100,000
Net Capital per Audited Computation	1,166,593	840,139
Immaterial Audit Adjustments	-	-
Net Capital per Focus Report	$1,166,593	$ 840,139

See the accompanying independent auditors' report.

END